UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND
(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND
(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest
(Title of Class of Securities)

30290V107
(CUSIP Number of Class of Securities)

Tina Bloom
 Secretary
c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246
(513) 587-3418
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 228-7182

May 17, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $12,619,113.25 (25% of 3/31/2016 NAV)(a)	Amount of Filing Fee: $1,270.74(b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

X Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,270.74
Form or Registration No.:  005-87762
Filing Party:  FSI Low Beta Absolute Return Fund
Date Filed:  May 17, 2016

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 17, 2016 by FSI Low Beta Absolute Return Fund (the “Fund’) in connection with an offer by the Fund to purchase units of beneficial interest in the Fund (“Units”) or portions thereof from unitholders of the Fund (the “Unitholders”) in an aggregate amount of up to twenty-five percent (25%) of the Fund’s net asset value as of September 30, 2016 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on May 17, 2016.

This is the final amendment to the Statement and it is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Unitholders who desired to tender their Units, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on June 30, 2016.

(2)	No Unitholders validly tendered Units prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FSI LOW BETA ABSOLUTE RETURN FUND

By:	/s/ Gary W. Gould
	Name:	Gary W. Gould
	Title:	President, Principal Executive Officer

July 13, 2016
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